The Verona Firm, PLLC

Brett Alan Verona, Esq. TEL (813) 258-0852
Post Office Box 18191 FAX (813) 464-7757
Tampa, FL 33679 Brett@TheVeronaFirm.com

February 1, 2022

Claire DeLabar
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

Re: TELCO CUBA, INC
Amendment No. 1 to Offering Statement on Form 1-A
Filed December 17, 2021
File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated January 10, 2022, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note your response to prior comment 1. Please disclose the material terms of any agreements you have with Jace, Inc. and file such agreements as exhibits, or tell us why this is not required.

A contract was entered into with Jace, Inc. on January 18, 2022, and this agreement has been attached as an Exhibit to the filing.

2. We note that revenues and other income increased in 2021 as compared to 2020 and that the discussion states that revenues and other income decreased. Please revise the discussion to explain the increase from period to period.

The filing has been revised accordingly.

3. We note that you recorded a net loss for each of the interim periods presented. Please revise the discussion of Income/Loss to address the change in net loss rather than the change in net income.

The filing has been revised accordingly.

4. Please disclose executive compensation for the fiscal year ended November 30, 2021.

The filing has been revised accordingly.

5. Please revise the heading on pages F-2, F-3, F-4 and F-5 to refer to the registrant, Telco Cuba rather than Solidus Communications, Inc. or alternatively, if the name of the

registrant has been changed as noted on page F-6, please revise all references to the registrant's name throughout the document to refer to Solidus Communications, Inc.

The filing has been revised accordingly.

6. Please change the heading on page F-4 to Condensed Consolidated Statements of Cash Flows. Please revise Note 2 on page F-7 to refer to cash and cash equivalents and change the note heading accordingly.

The filing has been revised accordingly.

7. We note on the statements of operations that General and Administrative expense totaled $486,413 for the nine months ended August 31, 2021 but that the non-cash transaction disclosure on page F-4 includes an item for Common stock issued for professional services of $581,695. Please revise to correct the amounts.

The filing has been revised accordingly.

8. We note that Interest expense for the nine months ended August 31, 2021 totaled $938 and accrued interest as of November 30, 2020 was $101,192 on page F-28. We also note that the non-cash disclosure on page F-4 includes a line item for Additional paid-in-capital adjustments due to interest write-off of $931,295. Please correct the amounts and explain the differences in the notes to the financial statements.

The filing has been corrected accordingly.

9. Please revise the non-cash disclosure for Stock issued in connection with conversion of debentures to disclose the dollar value rather than the number of shares issued and ensure dollar amounts presented are reflected on the statements of changes in stockholders' equity in a consistent manner.

The filing has been revised accordingly.

10. Refer to your response to our previous comment 9. Since you consolidate Amgentech, it appears that Amgentech's significant customer, Jace, Inc., would also be a significant customer of the consolidated registrant. Please revise the disclosure on pages F-7 and F-23 or alternatively provide us with a detailed analysis of revenues from Amgentech and your other subsidiaries that supports your conclusion that the revenues from Jace, Inc. is not significant to the consolidated financial statements.

The filing has been revised accordingly.

11. Refer to your response to our previous comment 10. We reiterate the comment to clarify on pages F-12 and F-26 what voting rights holders of the Series B and C Preferred Stock have prior to conversion.

The filing has been revised accordingly.

12. Refer to your response to our previous comment 11. We note that you characterize the liability as Related party payroll and loan. Please revise to classify the payroll due to a related party that are due on demand to current liabilities for all periods presented or include detailed disclosure that describes any agreement with the related parties that

would support a long-term liability classification on the balance sheet.

The filing has been revised accordingly to reflect this liability as a current liability for the relevant periods.

13. Refer to your response to our previous comment 12. We note that you have included expanded disclosure of your acquisition of Advanced Satellite Systems, Inc. on pages F-14 and F-28. Please expand the disclosure to also include the amounts of revenue and earnings of the acquiree since the acquisition date and pro forma supplemental information pursuant to ASC 805-10-50-2(h). Please also provide financial statements of Advanced Satellite Systems, Inc. required pursuant to Regulation 8-04 for Tier 1 Offerings on Form 1-A or supplementally provide us with an analysis that indicates that financial statements of Advanced Satellite Systems, Inc. are not significant.

The filing has been revised accordingly.

14. You state that you are a "holding company specializing in the acquisition of high value technology related companies" and that you are "amassing a portfolio of high value companies in the technology, telecom, and cannabis space." Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

We are not a holding company. We are a company with some operating subsidiaries, and have revised the filing accordingly.

Kind regards.

DocuSigned by:

Brett Verona

8A1BDB770CEE478

Brett Verona